                                                                     EXHIBIT 99

NEWS RELEASE                                              FOR IMMEDIATE RELEASE

                                                  For More Information Contact:

                                                           J. Patrick Nicholson
                                                        Chief Executive Officer
                                                                             or
                                                                James K. McHugh
                                                        Chief Financial Officer
                                                                 (419) 535-6374

                             PROFITS UP AT N-VIRO
                     SECOND QUARTER AND YEAR-TO-DATE 1997

Toledo, Ohio, August 12, 1997 -- N-Viro International Corporation [NASDAQ-NVIC] announced today that second quarter 1997 profits were $210,000, or $.10 per share, an increase of $178,000 from the same period in 1996. Revenues were $1.08 million, up 9 percent from 1996. For the year-to-date, net profit has increased to $373,000, or $.18 per share, up 174 percent from 1996, while revenues were $2.15 million, up 10 percent from 1996.

For both comparative periods, the increases in net profits are principally due to the revenue increases and substantial reductions in general and administrative expenses. The higher revenues derive from additional license sales.

During the second quarter of 1997, agreements were reached to exchange debt for common stock *, effectively increasing the liquidity of the Company by over $400,000. These agreements, along with the net profits for the quarter, helped boost the current ratio (current assets in excess of current liabilities) from 0.92-to-1 at March 31, 1997, to over 1.15-to-1 at June 30, 1997, a 25 percent increase.

                                    - 30 -

* Form 8-K filed with the Securities and Exchange Commission, July 18, 1997.